Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/ME) No. No. 16.404.287/0001-55

Company Registry (NIRE) No. 29.3.0001633-1

São Paulo, June 29, 2023 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ), in addition to the Notice to the Market released on June 20, 2023, informs its shareholders and the market in general that, in the present date, occurred the settlement of the 9th (ninth) issuance of common debentures, non-convertible into shares, unsecured, in two series, which were object of a public offer, according to the automatic distribution registration procedure, under the terms of Law 6,385, of December 7, 1976, as amended, CVM Resolution No. 160, of July 13th, 2022, as amended, and other applicable legal and regulatory provisions, with the following characteristics:

●	Total Amount of the Issuance: BRL 1,000,000,000.00 (one billion Brazilian reais).

●	Issuance Date: June 15, 2023.

●	Term and Maturity Date: 7 (seven) years counted from the Issuance Date for the Debentures related to the first series of the issuance and 10 (ten) years counted from the Issuance Date for the Debentures related to the second series of the issuance, maturing, therefore, respectively, on June 15, 2030 and July 15, 2033.

●	Remuneration of the First Series Debentures: The First Series Debentures will bear fixed-rate interest of 6.0188% p.a. on the Nominal Unit Value of the Debentures.

●	Remuneration of the Second Series Debentures: The Second Series Debentures will bear fixed-rate interest of 6.2477% p.a. on the Unit Par Value of the Debentures.

●	Monetary Adjustment of the Debentures: The Unit Par Value of the Debentures will be restated by the accumulated variation of the IPCA.

●	Debenture Characteristics: The Debentures will meet the requirements of article 2 of Law No. 12,431, of June 24, 2011, as amended, so that their holders may be entitled to tax benefits pursuant to the law.

São Paulo, June 29, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer